UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Galena Biopharma, Inc.

File No. 333-220592 - CF#35594

———————————————

SELLAS Life Sciences Group Ltd. (successor to Galena Biopharma, Inc. following completion of the merger) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on September 22, 2017.

Based on representations by SELLAS Life Sciences Group, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.65   through October 27, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary